UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                          Protech Communications, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                 NCT Group Inc.
                                20 Ketchum Street
                           Westport, Connecticut 06880
                                 (203) 226-4447
                   -------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  July 18, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Check the following box if a fee is being paid with this statement: / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

1.   Name of Reporting Person: NCT Group, Inc.

     S.S. or I.R.S. Identification No. of Above Person:  59-2501025
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2.   Check the  Appropriate  Box if a Member of a Group
     (see instructions) (a) / / (b) / /
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3.   SEC Use Only
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4.   Source of Funds: OO
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5.   Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e) / /
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6.   Citizenship or Place of Organization:  Delaware
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Number of                             7.  Sole Voting Power
Shares                                    27,104,146(a)(b)
Beneficially                          8.  Shared Voting Power
Owned by                                  -0-
Each Reporting                        9.  Sole Dispositive Power
Person With:                              27,104,146(a)(b)
                                     10.  Shared Dispositive Power
                                          -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 27,104,146(a)
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12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares
     (see instructions) / /
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13.  Percent of Class Represented by Amount in Row (11):  81.8%
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14.  Type of Reporting Person:  CO
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Footnotes:  (a)  22,600,000 of the Issuer's  common stock  received in the stock purchase and license agreement entered into between the Issuer and the Reporting Person dated September 12, 2000;(b)1,863,636 of the Issuer's common stock received as consideration in settlement of an account receivable.

Item 1. Security and Issuer

     This statement relates to the common stock, par value $.001 per share (the "Stock"), of Pro Tech Communications, Inc., (the "Company"). The principal executive offices of the Company are located at 4492 Okeechobee Road, Ft. Pierce, Florida 34947.

Item 2. Identity and Background

(a)  NCT Group, Inc. ("NCT")

(b)  20 Ketchum Street, Westport, Connecticut 06880

(c)

(d) During the last five years NCT has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years NCT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which NCT was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     NCT Hearing, Inc., a wholly-owned subsidiary of NCT, acquired the 1,863,636 shares of the Company's common stock described in Footnote (b) as consideration in settlement of an account receivable.

Item 4. Purpose of Transaction

     The purpose of the acquisition of the subject stock of the Company was and is NCT Hearing, Inc., a wholly-owned subsidiary of NCT, acquired the 1,863,636 shares of the Company's common stock described in Footnote (a) as consideration in settlement of an account receivable owed from a licensing agreement entered into with Distributed Media Corporation, a wholly-owned subsidiary of NCT.

Item 5. Interest in Securities of the Issuer

     (a) - (b) NCT owns 27,106,146 shares of Stock, representing approximately 83.0% of the 32,660,597 shares of the Company's stock outstanding, as reported as outstanding in the Company's Form 10-Q for the quarter ended March 31, 2001.

     (b) NCT has sole voting and disposition power of all such shares. See Foot note (a) above.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship
        With Respect to Securities of the Issuer

     Not applicable.

Item 7. Material to Be Filed as Exhibits

     Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1 , 2001



                                          /s/ NCT Group, Inc.
                                          ------------------------
                                                Registrant


                                     By:  /s/ MICHAEL J. PARRELLA
                                          -----------------------
                                          Michael J. Parrella
                                          Chief Executive Officer and
                                          Chairman of the Board of Directors


                                    By:   /s/ CY E. HAMMOND
                                          ------------------
                                          Cy E. Hammond
                                          Senior Vice President,
                                          Chief Financial Officer